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                            October 28, 2021

       Raul Jacob
       Chief Financial Officer
       Southern Copper Corporation
       1440 East Missouri Avenue
       Suite 160
       Phoenix, AZ 85014

                                                        Re: Southern Copper
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
October 4, 2021
                                                            File No. 001-14066

       Dear Mr. Jacob:

              We have reviewed your October 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       General

   1. In your response to comment 1, you state that you considered the indirect consequences of climate-related
regulation or business trends and determined those consequences have not been material. Please
tell us more about your basis for this determination by better describing how how you
expect climate change to affect demand for your products or
                                                        impact your reputation.
Your response should specifically address the individual items from our prior comment.
For example, your response notes an anticipated increase in
                                                        demand for certain
products you produce which are "essential in the manufacturing processes of
technologies needed for migrating to low carbon economies," but does not explain how it could
benefit you.
 Raul Jacob
Southern Copper Corporation
October 28, 2021
Page 2
2. Your response to prior comment 2 states that you do not believe weather-related impacts on your major customers or suppliers have been material. However, we also note disclosure in your Form 10-K which states that the potential physical impacts of climate change may adversely impact the cost, production, and financial performance of your operations. Revise this disclosure to also address how weather-related impacts may affect your customers or suppliers or further explain to us why you do not believe they could potentially be affected.
3. We note from your response to comment 3 that you do not believe transition risks related to climate change are material to you or your operations. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Tell us about specific transition risks, such as those related to policy and regulatory changes, market trends, credit risks, or technological changes, and explain in more detail how you considered providing expanded disclosure in your SEC filings.
4. Your response to prior comment 4 states that there were no material increased compliance costs related to regulations regarding climate change in the regions where you operate.
         Tell us about the compliance costs you incurred to comply with laws and regulations related to climate change and explain how you concluded the related amounts were not material (with quantitative support).
5. We note from your response to prior comment 5 that you had no material purchase or sale of carbon credits or offsets for the periods presented. Provide us with quantitative information to support this statement.
       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameRaul Jacob                                   Sincerely,
Comapany NameSouthern Copper Corporation
                                                               Division of
Corporation Finance
October 28, 2021 Page 2                                        Office of Energy
& Transportation
FirstName LastName